August 21, 2025

Wah Fu
Chief Executive Officer
International Endeavors Corporation
Unit 2, Level 6
Westin Centre
26 Hung To Road
Kwun Tong, Hong Kong

       Re: International Endeavors Corporation
           Amendment No. 2 to Registration Statement on Form 10-12G Filed August 12, 2025
           File No. 000-55649
Dear Wah Fu:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 29, 2025 letter.

Amendment No. 2 to Registration Statement on Form 10-12G filed August 12, 2025 Executive Compensation, page 60

1. We note the revisions made in response to prior comment 8 and we reissue. We note the disclosure on page 58 regarding base salaries and the disclosure on page 59 that you have agreed to pay Messrs. Fu and Au-Yeung a monthly fee of HK$20,000
       (approximately $2,564) and HK$10,000 (approximately $1,282) for their services as directors. However, the summary compensation table does not to reflect any base salaries. Please reconcile. In addition, the compensation paid for services as directors does not appear to reflect the full payment for the year ended December 31, 2024, and only appears to reflect two months. Please revise to provide the information required by Item 402 of Regulation S-K or advise. In this regard, this would also include compensation paid as officers and directors of Modulink, the predecessor.
 August 21, 2025
Page 2

Index to Consolidated Financial Statements, page F-1

2.     We note your response to prior comment 12. Please address the following:
           We note your determination that MIL is the accounting acquirer and ongoing operating business, and thus the predecessor for financial reporting purposes. Please provide us with your significance assessment for the acquisition
         of IDVV and your analysis of whether you are required to file separate historical financial statements of IDVV and pro forma information required by Rule 8-
         04 and 8-05 of Regulation S-X, respectively; and
           Please clarify how the assets and liabilities of IDVV were initially recognized by
         ModuLink Inc. given that the Stock Purchase Agreement dated January 22, 2025 and consummated February 10, 2025 involved entities that were not under
         common control. Please reference the authoritative accounting literature
         management relied upon.
3. We also note you accounted for the Share Exchange as a transaction between entities under common control and that the historical financial statements of the registrant reflect those of MIL for all periods, which are presented with a retrospective presentation and combination of the consolidated financial statements as if the Share
       Exchange and disposal of the original business had occurred and the current group structure had existed at the beginning of the earliest reporting period presented. We further note that it appears that IDVV and MIL were not under the common control of
       Mr. Tam, Mr. Fu and Mr. Au-Yeung (   control group   ) until February
10, 2025.
       Please address the following:
           Please tell us your basis in U.S. GAAP for excluding the original business of
           IDVV from the historical consolidated financial statements that include IDVV.
           Please clarify for us who controlled MIL for all periods from January 1, 2023 to date. In your response, please clarify for us if ownership of MIL changed since
           January 1, 2023
           Please tell us your basis in U.S. GAAP for consolidating IDVV and MIL prior to
           February 10, 2025, the date it appears these entities became under common control of the control group.
4. Notwithstanding the comments above, we note your view that IDVV (the registrant)
       qualified as a shell company prior to the acquisition, which appears contrary to information included in its December 31, 2024 annual report and March 31, 2025 quarterly report respectively published February 7, 2025 and April 28, 2025 on the
       OTC Markets website. Under the    Shell Status    section, both reports
indicate the
       company was not a shell company and that its shell status had not changed since the previous reporting period. Additionally, the financial statements and related disclosure in both reports portray the company as actively operating. Lastly, we note that two promissory notes of IDVV were transferred pursuant to the Stock Purchase Agreement dated January 22, 2025. Please further explain how you determined it
       appropriate to omit separate financial statements of IDVV considering these facts.
 August 21, 2025
Page 3
Exhibits

5. We note the response to prior comment 10 that you have an oral agreement, but no written agreement, with Leidenford Ltd. Please file a written description of the oral agreement. See Regulation S-K C&DI Question 146.04.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Jenny Chen-Drake